Exhibit 99.2

EAGLE ROCK EMPLOYEE Q & A

References to “Company” mean Eagle Rock Energy G&P, LLC, which is the general partner of Eagle Rock Energy GP, L.P., which is the general partner of Eagle Rock Energy Partners, L.P. (either by itself or collectively with its subsidiaries, as appropriate, “Eagle Rock” or the “Partnership”).  References to “Board” mean the board of directors of the Company.  References to “Executive Leadership Team” mean the Chief Executive Officer and the Senior Vice Presidents of the Company.

GENERAL INFORMATION

Why is the Partnership merging with Vanguard, and what does that mean for me?

As you know, the Board has authorized, and the Partnership recently executed an Agreement and Plan of Merger (the “Merger Agreement”) with Vanguard Natural Resources, LLC (“Vanguard”). This transaction resulted from an in-depth analysis and consideration by the Board and the Executive Leadership Team, and after very careful consideration, the Board concluded that a merger with Vanguard was in the best interests of Eagle Rock and the unitholders of Eagle Rock.

The Board and the Executive Leadership Team are keenly aware of the increased anxiety that can result for employees (and their families) in light of the many uncertainties a merger can cause.  It is for this reason that the Company has put in place the Amended and Restated Change of Control Protection and Severance Program.  See the chart below in response to the question as to how the Amended and Restated Change of Control Protection and Severance Program protects you if you are an affected employee.

It is the hope and desire of the Board and the Executive Leadership Team that the Amended and Restated Change of Control Protection and Severance Program will put your mind at ease and enable you to continue to bring the same level of focus to operations and safety excellence as you have done prior to the announcement of the merger.

When will the Change of Control take place?

Subject to SEC and unit holder approval of both Eagle Rock and Vanguard unitholders, among other things, we estimate that closing will be complete in the third quarter of 2015.

When and how will I know if I will receive an offer of employment from Vanguard?

All current employees will be informed whether they will receive an offer of employment from Vanguard before the transaction closes.  Customized employment letters or termination letters with benefit information will be presented to each employee prior to the closing.

Employees who receive continued employment with Vanguard will begin their new employment effective on the date after closing.

EAGLE ROCK’s AMENDED AND RESTATED CHANGE OF CONTROL PROTECTION AND SEVERANCE PROGRAM

How does the Amended and Restated Change of Control Protection and Severance Program protect me?

The Company recently adopted the Amended and Restated Eagle Rock Energy G&P, LLC Change of Control Protection and Severance Program (“COC Severance Program”) to provide its employees with protection and/or severance in connection with the execution of a merger, and thus a risk to your continued employment.

As such, the attached COC Severance Program generally provides for the following benefits, subject to satisfaction of certain requirements:

(i)                                     payment of severance;

(ii)                                  payment of accrued benefits, including payment for up to 40 hours of accrued, but unused paid time off;

(iii)                               protection of 2015 short term incentive bonus and the Long Term Cash Plan bonus;

(iv)                              full acceleration of any unvested restricted unit awards;

(v)                                 either continued medical and prescription drug coverage under the health plan options of the Partnership Entities or a COBRA subsidy benefit; and

(vi)                              outplacement services benefit;

for those employees who:

a.                                      are full-time, non-officer employees

b.                                      are notified of eligibility to receive such severance, protection and benefits;

c.                                       satisfy the triggering criteria set forth in the COC Severance Program;

d.                                      except with respect to accrued benefits, have signed a release of claims on or before the requisite deadline; and

e.                                       except with respect to accrued benefits, have not revoked the executed release of claims on or before the requisite deadline.

The foregoing and the following remarks are a summary only, do not purport to be a complete description of the COC Severance Program and are qualified in their entirety by reference to the COC Severance Program. The COC Severance Program attached hereto shall control in all cases. Capitalized terms are as defined in the COC Severance Program.

•                  Participant Eligibility: Subject to certain exceptions as described in the COC Severance Program, full-time, non-officer employees are eligible once notified of eligibility by the Plan Administrator, Lynda C. Irvine, Vice President of Human Resources.

•                  Triggering Events:  A termination of the eligible employee by the Company without a subsequent offer of employment from Vanguard or resignation by the eligible employee from the Company or Vanguard for Good Reason (as defined within the COC Severance Agreement), within the Protection Period — i.e., immediately prior to and during the first twelve months following consummation of a Change of Control on or after May 21, 2015.  For purposes of the foregoing:

•                  Change of Control is defined more particularly in the COC Severance Program but generally includes:

1)             the acquisition by a person or group that result in ownership of more than 50% of the Partnership;

2)             a merger after which the Partnership’s unitholders hold less than 50% of the successor entity or a sale of all or substantially all of the Partnership’s assets;

3)             a merger (where the Partnership loses control), spin off or similar transaction involving the sale of all or substantially all of the equity interests and/or assets of the upstream business unit; or

4)             a merger (where the Partnership loses control), spin off or similar transaction involving the sale of all or substantially all of the equity interests and/or assets of the midstream business unit.

•                  Good Reason is defined more particularly in the COC Severance Program but generally includes one of the following, to which you do not consent:

1)             a reduction in your annual base salary or rate of pay; or

2)             a change by more than 50 miles in geographic location where the Employee must perform services.

•                  Severance Payment Amount:  An amount equal to approximately 6 months’ worth of the employee’s base rate of pay.

•                  Protected 2015 Short Term Incentive Plan Bonus (“2015 STIBP Bonus”):  Each eligible employee shall be protected as to payment of such employee’s 2015 pro rata STIBP Bonus. Terminated employees shall receive such pro rata STIBP Bonus, calculated with a funding percentage of 95% and an individual performance factor based on such employee’s 2014 performance rating at least equal to the midpoint of the ratings range.  Employees who receive qualifying offers of employment from Vanguard will have their 2015 pro rata STIBP Bonus “protected,” such that their year end bonus, when paid by Vanguard, will be no less than the “protected” amount.

•                  Protected Long Term Cash Plan Bonus (“LTCP Bonus”): Each eligible employee shall be protected as to payment of such employee’s LTCP Bonus granted in 2014 and 2015 under the Long Term Cash Plan, and shall receive, following the date of termination if such employee is terminated other than for Cause or resigns for Good Reason (as such terms are defined within the COC Severance Program), acceleration of the vesting of the employee’s LTCP Bonus, with the employee being entitled to payment in an amount equal to the remaining unvested amounts attributable to such LTCP Bonus following such acceleration.

•                  Payment of Severance, Protected 2015 STIBP Bonus and Protected LTCP Bonus:  Paid in one lump sum on the 53rd day following the employee’s termination date.

•                  Full acceleration of vesting of any restricted unit awards: An employee will receive full accelerated vesting of any unvested restricted unit awards held by the employee as of the employee’s termination date with settlement that may be due to the employee as a result of such accelerated vesting being made in accordance with the terms and conditions of the applicable long-term incentive plan and applicable award agreement.

•                  Medical and Prescription Drug Benefits:  The Company may elect to provide continued medical and prescription drug coverage under the current health plan of the Partnership Entities for two months following termination or if the Company does not elect to provide such coverage, the participant may elect continuation of current coverage under COBRA with up to two monthly premium amounts will be paid or reimbursed by the Company to the employee after enrollment in COBRA coverage following termination.

•                  Outplacement Services:  A maximum amount of up to (1) $1,500 for nonexempt field and technical support staff, (2) $2,500 for exempt professionals, and (3) $4,000 for supervisors, managers and directors, upon the employee’s enrollment.

•                  Accrued Benefits:  Earned but unpaid salary or wages, up to 40 hours of accrued (and earned) but unused paid time off, and any eligible but unreimbursed business expenses incurred by you prior to termination will be paid to you by the Company upon any termination from the Company.

•                  Release: Except with respect to accrued benefits, entitlement to benefits is contingent upon having signed a release of claims on or before the requisite deadline and having not revoked the executed release of claims on or before the requisite deadline.

•                  Period of Protective Coverage for a COC Severance Program:  Provides protective coverage under the COC Severance Program for an involuntary termination (other than for Cause or for Good Reason, as defined within the COC Severance Program) that occurs immediately prior to or during the twelve months following consummation of a Change of Control on or prior to January 31, 2016.

The following generally depicts how a portion of the COC Severance Program protects you following a Change of Control (capitalized terms are as defined in the COC Severance Program), and is not intended to be a complete description and is qualified in its entirety by reference to the COC Severance Program:

Status of Employment during the Protection Period following a Change of Control	Severance; COBRA, Outplacement	Bonus Protection

1.              Upon a Change of Control, you receive an offer for continued employment with Vanguard

a.         and turn down such continued employment

i.                  without Good Reason; or

ii.               with Good Reason;

(Note that, as discussed in detail below, the definition of Good Reason with respect to the COC Severance Program differs from the protections afforded your equity awards in the Merger Agreement)

	Not applicable. You receive.	Not applicable. You receive.
b. and accept such continued employment i. and are not terminated or resign during the Protection Period;	Not applicable.	You receive on or around March 31, 2016.

ii. but are terminated by the successor with Cause or resign without Good Reason during the Protection Period; or	Not applicable.	You receive on on or around March 31, 2016 only if still employed then.

iii. but are terminated by Vanguard without Cause or resign from Vanguard for Good Reason during the Protection Period.	You receive.	You either receive on the earlier to occur of March 31, 2016 or such termination.

If I am offered continued employment by Vanguard at a reduced base salary (or rate of pay) or I am asked to work at a location 50 miles away from where I currently work, do I have to accept to maintain my eligibility for the COC Severance Program?

If you are offered an opportunity to continue employment with Vanguard on terms that represent a Good Reason not to continue employment —at an annual base salary (or rate of pay) that has been reduced or performing work at a location more than 50 miles further away, you are not required to continue employment and if you decide to resign on such Good Reason grounds, you should be eligible to receive the benefits provided under the COC Severance Program.  However, if you actually continue employment and do not resign for Good Reason within the applicable time frame necessary to do so (and thereby consent to the reduction in compensation or change in work location), you will not be eligible to receive the benefits that might otherwise be provided under the COC Severance Program on account of a resignation for such Good Reason at a later time.

Can I apply for unemployment benefits if separated from employment?

Yes, you can apply for unemployment benefits.

EAGLE ROCK RESTRICTED COMMON UNITS UNDER THE EAGLE ROCK ENERGY LONG TERM INCENTIVE PLAN

What happens to my outstanding award(s) of Eagle Rock restricted units in the event of a Change of Control?

If you receive an offer of employment from Vanguard and continue employment with Vanguard, your unvested restricted unit awards will be converted into comparable equity awards under Vanguard’s long-term incentive plan and a new award agreement with Vanguard, with potential adjustments to the vesting provisions, amount of equity, and type of equity granted. If you are terminated by the Company, not offered continued employment by Vanguard or decline an offer of employment by Vanguard for good reason (i.e., reject an “Unqualified Offer” as described below), or are terminated by Vanguard without Cause or by you for Good Reason (as defined above within the COC Severance Program, or as defined within your applicable Vanguard award agreement (issued in replacement of your Eagle Rock award agreement) to the extent more favorable to you) after continuing employment with Vanguard, you will receive full acceleration of your unvested restricted unit awards .

Please note that under the Merger Agreement, Eagle Rock has negotiated for a gGood reason concept with respect to your restricted units which is similar to the “Good Reason” definition in your individual award agreements. The concept is framed in the Merger Agreement as “Qualified Offers” and “Unqualified Offers” on account of the reality that every employee will be terminated from Eagle Rock prior to closing but many will receive offers and those offers may be “Qualified Offers” or “Unqualified Offers.”  This definition generally protects (i) base salary; (ii) incentive opportunities (iii) employee benefits, and (iv) work location. If your employment offer from Vanguard does not protect these four items, you may generally decline the offer and receive accelerated vesting of your unvested restricted units.  If you decline an offer of employment from Vanguard that would qualify you to receive your equity vesting under the Merger Agreement, you may or may not also be eligible to receive benefits under the COC Severance Program.  The terms of your employment offer would also have to be weighed against the Good Reason definition that is noted above with respect to the COC Severance Program to determine whether you could receive severance benefits in addition to your equity vesting.

EAGLE ROCK ENERGY G&P, LLC LONG TERM CASH PLAN FOR STAFF AND FIELD EMPLOYEES (“LTCP”)

I am a participant in the LTCP.  How will my unpaid bonus award(s) be handled in the event of a Change of Control?

If Vanguard does not continue your employment or you decline an offer of employment for Good Reason, your unvested (unpaid) bonus award would accelerate and would be paid in full pursuant to the terms of the CoC Severance Plan. If you continue your employment with Vanguard, your LTCP unvested (unpaid) bonus award would vest (pay) in the ordinary course pursuant to the terms of that plan.

IMPACT OF A CHANGE OF CONTROL ON BENEFITS UNDER 401(K), HEALTH AND WELFARE, SHORT TERM DISABILITY & LONG TERM DISABILITY PLANS

If Vanguard does not continue your employment or you decline an offer of employment for good reason, we will provide you with additional information on the potential impact of such Change of Control on your benefits under our 401(k), health and welfare, short term disability and long term disability plans.  Included in this discussion will be answers to questions, as applicable, about the impact to you of a potential wind-down of such plans and treatment of outstanding balances or claims.

The questions and answers found in this handout are provided to you for informational purposes only and we have done our best to provide concise, accurate answers.  They are not intended to, and should not, be construed or interpreted as creating any contractual or other guarantees, rights, or obligations, or as altering the rights of Eagle Rock Energy G&P, LLC and Vanguard Natural Resources, LLC to alter, change, amend, disregard, and terminate any existing or future policies, plans, programs, or practices.  Nor should they be construed as altering your current at-will, or other, status, or the nature of the relationship between you and Eagle Rock Energy G&P, LLC and Vanguard Natural Resources, LLC; either now or in the future. All descriptions and remarks contained herein are qualified in their entirety by reference to the respective controlling plan documents, agreements and/or other documents.

Information about the Proposed Merger and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed Merger, Vanguard intends to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a preliminary joint proxy statement of Eagle Rock and Vanguard that also constitutes a preliminary prospectus of Vanguard. After the registration statement has been declared effective by the SEC, a definitive joint proxy statement/prospectus will be sent to (i) security holders of Eagle Rock seeking their approval with respect to the proposed Merger and (ii) security holders of Vanguard seeking their approval with respect to the issuance of Vanguard common units in connection with the proposed Merger. Vanguard and Eagle Rock also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other documents, once such documents are filed by Vanguard and Eagle Rock with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Vanguard will be available free of charge on Vanguard’s internet website at http://www.vnrllc.com or by contacting Vanguard’s Investor Relations Department by email at investorrelations@vnrllc.com or by phone at (832) 327-2234. Copies of the documents filed with the SEC by Eagle Rock will be available free of charge on Eagle Rock’s internet website at http://www.eaglerockenergy.com or by contacting Eagle Rock’s Investor Relations Department by email at info@eaglerockenergy.com or by phone at (281) 408-1203.

Participants in the Solicitation

Vanguard, Eagle Rock, and their respective directors, executive officers and other members of their management and employees may be deemed to be “participants” in the solicitation of proxies in connection with the proposed Merger. Investors and security holders may obtain information regarding Vanguard’s directors, executive officers and other members of its management and employees in Vanguard’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 2, 2015, Vanguard’s proxy statement for its 2015 annual meeting, which was filed with the SEC on April 20, 2015, and any subsequent statements of changes in beneficial ownership on file with the SEC. Investors and security holders may obtain information regarding Eagle Rock’s directors, executive officers and other members of their management and employees in Eagle Rock’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 2, 2015, Eagle Rock’s proxy statement for its annual meeting, which was filed with the SEC on March 31, 2015 and any subsequent statements of changes in beneficial ownership on file with the SEC. These documents can be obtained free of charge from the sources listed above. Additional information regarding the direct and indirect interests of these individuals will also be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933. All statements other than historical facts, including, without limitation, statements regarding the expected benefits of the proposed transaction to Vanguard and Eagle Rock and their unitholders, the anticipated completion of the proposed transaction or the timing thereof, the expected future reserves, production, financial position, business strategy, revenues, earnings, costs, capital expenditures and debt levels of the combined company, and plans and objectives of management for future operations, are forward-looking statements. When used in this press release, words such as we “may,” “can,” “expect,” “intend,” “plan,” “estimate,” “anticipate,” “predict,” “project,” “foresee,” “believe,” “will” or “should,” “would,” “could,” or the negative thereof or variations thereon or similar terminology are generally intended to identify forward-looking statements. It is uncertain whether the events anticipated will transpire, or if they do occur what impact they will have on the results of operations and financial condition of Vanguard, Eagle Rock or of the combined company. Such forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, such statements.

These risks and uncertainties include, but are not limited to: the ability to obtain unitholder approval of the proposed transaction; the ability to complete the proposed transaction on anticipated terms and timetable; Vanguard’s and Eagle Rock’s ability to integrate successfully after the transaction and achieve anticipated benefits from the proposed transaction; the possibility that various closing conditions for the transaction may not be satisfied or waived; risks relating to any unforeseen liabilities of Vanguard or Eagle Rock; declines in oil, NGL or natural gas prices; the level of success in exploitation, development and production activities; adverse weather conditions that may negatively impact development or production activities; the timing of exploitation and development expenditures; inaccuracies of reserve estimates or assumptions underlying them; revisions to reserve estimates as a result of changes in commodity prices; impacts to financial statements as a result of impairment write-downs; risks related to level of indebtedness and periodic redeterminations of the borrowing base under Vanguard’s and Eagle Rock’s credit agreements; the ability of Vanguard and Eagle Rock to comply with covenants contained in the agreements governing their indebtedness; ability to generate sufficient cash flows from operations to meet the internally funded portion of any capital expenditures budget; ability to obtain external capital to finance exploitation and development operations and acquisitions; federal, state and local initiatives and efforts relating to the regulation of hydraulic fracturing; failure of properties to yield oil or gas in commercially viable quantities; uninsured or underinsured losses resulting from oil and gas operations; inability to access oil and gas markets due to market conditions or operational impediments; the impact and costs of compliance with laws and regulations governing oil and gas operations; ability to replace oil and natural gas reserves; any loss of senior management or technical personnel; competition in the oil and gas industry; risks arising out of hedging transactions. Eagle Rock and Vanguard caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors are contained in Eagle Rock’s and Vanguard’s Annual Reports on Form 10-K for the period ended December 31, 2014, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings, which are available at the SEC’s website, http://www.sec.gov. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of their dates. Except as required by law, neither Vanguard nor Eagle Rock intends to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.